SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

Health Grades, Inc.

(Name of Subject Company (Issuer))

Mountain Acquisition Corp.

Mountain Merger Sub Corp.

Vestar Capital Partners V, L.P.

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class Securities)

42218Q102

(CUSIP Number of Class of Securities)

Steven Della Rocca

Mountain Acquisition Corp.

c/o Vestar Capital Partners V, L.P.

245 Park Avenue, 41st Floor

New York, New York 10167

(212) 351-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Michael Movsovich

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$294,000,586.00	$20,962.24

*                 Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 30,534,195 shares of common stock, par value $0.001 per share, at $8.20 per share. The transaction value also includes the aggregate offer price for 3,688,167 shares issuable pursuant to outstanding options with an exercise price less than $8.20 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $8.20 minus such exercise price. The transaction value also includes the aggregate net offer price for 125,000 shares issuable pursuant to a warrant and 1,700,000 shares issuable pursuant to a confidentiality and non-competition agreement with Mr. Kerry R. Hicks, the Chief Executive Officer of Health Grades.

**          Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,962.24	Filing Party:	Mountain Acquisition Corp.
Form or Registration No.:	Schedule TO	Date Filed:	August 10, 2010

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☒   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 7 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by Mountain Merger Sub Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Mountain Acquisition Corp., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of Health Grades, Inc., a Delaware corporation (“Health Grades”), at a price of $8.20 per share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated August 10, 2010 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 7 is being filed to amend and supplement Items 11 and 12 as reflected below.

Item 11.  Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended and supplemented by adding the following paragraph immediately before the last paragraph of the sub-section captioned “General.”

On September 3, 2010, the Court of Chancery conducted a hearing on plaintiffs’ motion for preliminary injunction in the action styled In re Health Grades, Inc. Shareholders Litigation, Consolidated C.A. No. 5716-VCS.  The Court denied plaintiffs’ motion in an oral ruling, a transcript of which is attached hereto as Exhibit (a)(11).  You are encouraged to read the exhibit in its entirety.

Item 12.  Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.
(a)(11)

Transcript From September 3, 2010 Hearing Containing the Court’s Ruling on Plaintiffs’ Motion for Preliminary Injunction, In re Health Grades, Inc. Shareholders Litigation, Consolidated C.A. No. 5716-VCS (pending in the Delaware Court of Chancery) (incorporated by reference to Exhibit (a)(5)(F) to the amendment to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Health Grades, Inc. with the Securities and Exchange Commission on September 7, 2010).

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2010

MOUNTAIN MERGER SUB CORP.

	By:	/s/ STEVEN DELLA ROCCA
	Name:	Steven Della Rocca
	Title:	Secretary

MOUNTAIN ACQUISITION CORP.

	By:	/s/ STEVEN DELLA ROCCA
	Name:	Steven Della Rocca
	Title:	Secretary

VESTAR CAPITAL PARTNERS V, L.P.

By: Vestar Associates V, L.P.,
its General Partner

By: Vestar Managers V Ltd., its General Partner

	By:	/s/ BRIAN P. SCHWARTZ
	Name:	Brian P. Schwartz
	Title:	Authorized Signatory

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 10, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)

Joint Press Release of Health Grades, Inc. and Vestar Capital Partners V, L.P., dated July 28, 2010 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Mountain Merger Sub Corp. with the Securities and Exchange Commission on July 29, 2010).*

(a)(1)(G)	Summary Advertisement as published on August 10, 2010.*

(a)(5)	Class Action Complaint and Jury Demand dated July 30, 2010 (Reginald W. Harris v. Vestar Capital Partners V, L.P. et al.).*

(a)(6)	Class Action Complaint and Jury Demand dated August 4, 2010 (Medford Bragg v. Vestar Capital Partners V, L.P. et al.).*

(a)(7)	Press Release of Affiliates of Vestar Capital Partners V, L.P., dated August 10, 2010.*

(a)(8)	Verified Class Action Complaint dated August 12, 2010 (Tove Forgo v. Health Grades, Inc. et. al.).*

(a)(9)	Verified Class Action Complaint for Breach of Fiduciary Duty dated August 16, 2010 (Peter P. Weigard v. Kerry Hicks, et. al.).*

(a)(10)	Shareholder Class Action Complaint and Jury Demand dated August 17, 2010 (Sarah E. Tomsky v. Health Grades, Inc., et. al.).*

(a)(11)

Transcript From September 3, 2010 Hearing Containing the Court’s Ruling on Plaintiffs’ Motion for Preliminary Injunction, In re Health Grades, Inc. Shareholders Litigation, Consolidated C.A. No. 5716-VCS (pending in the Delaware Court of Chancery) (incorporated by reference to Exhibit (a)(5)(F) to the amendment to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Health Grades, Inc. with the Securities and Exchange Commission on September 7, 2010).

(b)(1)	Equity Financing Commitment, dated July 27, 2010.*

(b)(2)	Loan and Security Agreement, dated November 9, 2007.*

(d)(1)

Agreement and Plan of Merger, dated as of July 27, 2010, by and among Mountain Acquisition Corp., Mountain Merger Sub Corp., Mountain Acquisition Holdings, LLC and Health Grades, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on July 28, 2010).*

(d)(2)

Amendment to the Agreement and Plan of Merger, dated as of August 9, 2010, by and among Mountain Acquisition Corp., Mountain Merger Sub Corp., Mountain Acquisition Holdings, LLC and Health Grades, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on August 9, 2010).*

*                                         Previously filed.